2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING ANNOUNCES INCREASE AND FURTHER
EXTENSION OF BID FOR RIO NARCEA

June 29, 2007 (TSX: LUN; SSE: LUMI, AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") announces that it has amended and extended its offer to acquire all of the issued shares and warrants of Rio Narcea Gold Mines, Ltd. ("Rio Narcea"). The offer has been amended to increase the offer price for the common shares to Cdn $5.50 for each share. In addition it has extended the Expiry Date for its offer to 6:00 p.m. (Pacific Time) on July 16, 2007, unless withdrawn. A Notice of Variation and Extension has been filed with Computershare Investor Services Inc., the Depositary under the offer. The Notice of Variation and Extension is being printed and will be mailed to Rio Narcea shareholders and warrantholders.

The Company has entered into lock-up agreements with major shareholders of Rio Narcea representing approximately 30.9% of the issued shares of Rio Narcea. Under the lock-up agreements each of the locked-up shareholders has agreed to tender all of their shares of Rio Narcea to Lundin Mining’s offer. Shareholders holding an additional 12.3% of the issued shares of Rio Narcea have indicated their intention to tender their shares to the amended offer.

Lundin Mining’s initial offer was made on April 20, 2007 and, pursuant to the support agreement between Lundin Mining and Rio Narcea, the offer cannot be extended beyond July 19, 2007, being the 90th day after the initial offer date. Accordingly, the Company will not extend the bid beyond the July 16, 2007 expiry date.

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged in the extraction, development, acquisition and discovery of base metal deposits internationally. The company currently owns four operating mines: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland. A fifth mine under development, the Aljustrel mine in Portugal, will be brought into production in the third quarter of 2007. Lundin Mining also holds a 49% stake in one of the world’s largest zinc projects – Ozernoe, located in the Republic of Buryatia in the Russian Federation.

For further information, please contact:

Catarina Ihre, Investor Relations, Europe: +46-706-07-92-63
Sophia Shane, Investor Relations, North America: +1-604-689-7842

Inquiries concerning the offer can also be directed to Lundin Mining’s Information Agent, Georgeson, at 1-866-676-3005 (toll- free in North America).